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                                                                     Exhibit 1.1


KONGZHONG CORPORATION APPOINTS JP GAN TO BE THE CHIEF FINANCIAL OFFICER

Beijing, China, July 28, 2005 - KongZhong Corporation (NASDAQ: KONG), a leading provider of advanced second-generation (2.5G) wireless value-added services in China, announces the appointment of Mr. JP Gan as Chief Financial Officer, effective immediately. Mr. Gan succeeds Nick Yang, the acting Chief Financial Officer, who continues to serve as the Company's President and Chief Technology Officer.

Mr. Gan joined KongZhong Corporation in May 2005. Prior to joining KongZhong, he was a Director of The Carlyle Group responsible for venture capital investments in China. At Carlyle he led a number of successful investments including Ctrip.com International Limited (NASDAQ: CTRP) and Amperex Technology Limited. Previously, Mr. Gan worked at the investment banking division of Merrill Lynch from 1999 to 2000 in Hong Kong and at then Price Waterhouse from 1994 to 1997 in the United States.

Mr. Gan obtained his Masters of Business of Administration from the University of Chicago Graduate School of Business and his Bachelor of Business Administration from the University of Iowa. He is a Certified Public Accountant in the United States. Mr. Gan has been a member of the Board of Directors of Ctrip.com International Limited (NASDAQ: CTRP) since 2002.

Commenting on the appointment, KongZhong's Chairman and CEO, Mr. Yunfan Zhou, said, "JP has brought substantial business and financial experience to the Company and has added tremendous value in the past two and half months. We are very pleased to have him taking on more responsibilities as the Chief Financial Officer and are confident in his abilities to make even greater contributions to the Company."

Mr. Gan responded, "I would like to thank Yunfan, Nick, and the Board for their support and giving me this opportunity to take on the Chief Financial Officer role. I am very proud to be a part of this fast-growing, energetic, and execution-driven organization and look forward to continuing to work with this great team to enhance shareholders' value."


About KongZhong:
KongZhong Corporation is a leading provider of advanced second-generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.


Investor Contact:
Mr. JP Gan
Chief Financial Officer
Tel.:    +86 10 8857 6000
E-mail : ir@kongzhong.com
           --------------


Tip Fleming
Christensen
Tel:    1 917 412 3333
E-mail: tfleming@ChristensenIR.com


Media Contact:
Xiaohu Wang
Manager
Tel:    +86 10 8857 6000
E-mail: xiaohu@kongzhong.com

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